FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 0-30324

Radware Ltd.

 (Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD.  ANNOUNCES RECORD RESULTS, Dated November 3, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: November 3, 2003

By: /s/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: RADWARE LTD.  ANNOUNCES RECORD RESULTS, Dated November 3, 2003.

EXHIBIT 10.1

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD.  ANNOUNCES RECORD RESULTS

* Quarter record revenues of $14.0 million

* Quarterly profit of  $0.10 per diluted share

Tel Aviv, Israel, November 3, 2003— Radware (Nasdaq: RDWR), the leader in Intelligent Application Switching (IAS), ensuring availability, performance and the security of networked applications, today reported record revenues of $14.0 million for the third quarter of 2003, an increase of 27% compared with sales of $11.0 million for the third quarter of 2002, and an increase of 6% sequentially vs. $13.2 million sales for the second quarter of 2003.

Net profit for the third quarter of 2003 was $1.9 million or $0.10 per diluted share, compared to net loss of $0.4 million or $0.02 loss per share in the third quarter of 2002 and net profit of $1.2 million or net earnings per share of $0.07 in the second quarter of 2003.

During this quarter the company generated cash of $3.7 million, which led to a balance of $133.1 million in cash, short-term and long-term bank deposits and marketable securities.

“During the third quarter we succeeded in executing our business strategy as we expanded into large accounts both domestically and internationally, delivering the eighth quarter of sequential sales growth and improved profitability,” said Roy Zisapel, President and CEO, Radware. “The introduction of LinkProof Branch further strengthens the breadth of our product line and allows us to offer the industry’s most extensive end-to-end solution, ensuring the security, performance and availability of all mission critical applications.”

Company management will host a quarterly investor conference call at 8:45 AM EST on November 3, 2003. The call will focus on financial results for the quarter ended September 30, 2003, and certain other matters related to the Company’s business.

The conference call will be webcast on November 3, 2003 at 8:45 AM (EST in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

During the quarter ended September 30, 2003, Radware released the following significant announcements:

o

Radware Delivers End-to-End Multi-Homing Connectivity from Headquarters to Branch offices

o

Tech Data and Radware Sign Distribution

o

Radware Extends Bullet Proof Global High Availability with the Release of Web Server Director Version 8.0

o

Radware Announces Immediate Protection Against MSBlast / LoveSAN Worm, as Part of its SynApps Application Security Module

o

Radware Ensures Optimized Performance and Uptime for C-SPAN.org

o

Radware Announces Immediate Protection Against Cisco Router Vulnerability, as part of its SynApps Application Security Module

o

Radware and Citrix Join Forces to Ensure Delivery and Security of Enterprise Applications

About Radware

Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of critical business processes. Radware’s solutions address the needs of corporate enterprises, service providers, and e-commerce business through one or more of our award winning products including: Web Server Director (WSD), Cache Server Director (CSD), Content Inspection Director (CID), FireProof, LinkProof, Peer Director, CertainT 100. Our comprehensive suite of products service end-to-end application operations, providing robust and scalable network traffic assurance. Get certain, from click to content, across your network -- with Radware. For more information, please visit us at www.radware.com

###

This press release contains forward-looking statements.  Such statements involve various risks that may cause actual results to differ materially.  These risks and uncertainties include, but are not limited to: market demand for the company’s products, successful implementation of the company’s products, economic and competitive factors, international market conditions, technological developments, the ability to finance operations, the uncertainty related to the outcome and expenses of litigation and other factors which are detailed in the company’s SEC filings.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2002	September 30, 2003
	(Audited)	(Unaudited)
Current assets
Cash, cash equivalents and short-term marketable securities	52,274	50,732
Trade receivables, net	8,695	9,014
Other receivables and prepaid expenses	1,152	1,717
Inventories	2,988	2,791
	65,109	64,254
Property and equipment, net	3,644	3,231
Long-term bank deposit and marketable securities	73,027	82,383
Other assets	1,218	1,416
Total assets	142,998	151,284

Current liabilities
Trade payables	2,612	3,432
Deferred revenues, other payables and accrued expenses	11,807	13,053
	14,419	16,485

Accrued severance pay	1,191	1,491
Minority interest	31	94
Total liabilities	15,641	18,070

Shareholders’ equity
Share capital	424	429
Additional paid-in capital	132,005	134,061
Treasury stock	(254)	(254)
Deferred stock compensation	(98)	(23)
Accumulated other comprehensive income (loss)	89	(42)
Accumulated deficit	(4,809)	(957)
Total shareholders’ equity	127,357	133,214
Total liabilities and shareholders' equity	142,998	151,284

	Condensed Consolidated Statements Of Operations
	(U.S. Dollars In thousands, except share and per share data)

	For the Three months ended September 30, 2002	For the Three months ended September 30, 2003	For the Nine months ended September 30, 2002	For the Nine months ended September 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Sales	11,001	14,014	31,662	39,775
Cost of sales	1,981	2,520	5,786	7,151
Gross profit	9,020	11,494	25,876	32,624
Research & Development	1,947	2,147	5,875	6,189
Sales & Marketing	7,455	7,329	22,430	22,234
General & Administrative	1,144	1,048	3,202	3,108
Total operating expenses	10,546	10,524	31,507	31,531
Operating profit (loss)	(1,526)	970	(5,631)	1,093
Financial income, net	1,153	919	3,100	2,832
Minority interest	1	(39)	(33)	(73)
Net income (loss)	(372)	1,850	(2,564)	3,852

Basic net earnings (loss) per share	$ (0.02)	$ 0.11	$ (0.15)	$ 0.23
Weighted Average shares used to compute basic net earnings (loss) per share	16,584,277	17,181,665	16,563,140	17,094,728

Diluted net earnings (loss) per share	$ (0.02)	$ 0.10	$ (0.15)	$ 0.21
Weighted Average shares used to compute diluted net earnings (loss) per share	16,584,277	19,150,890	16,563,140	18,287,744